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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                               AMENDMENT NO. 32
                                      TO
                                SCHEDULE 14D-9

         Solicitation/Recommendation Statement under Section 14(d)(4)
                    of the Securities Exchange Act of 1934
          (with respect to the Offer by Northrop Grumman Corporation)

                             --------------------

                        NEWPORT NEWS SHIPBUILDING INC.
                           (Name of Subject Company)

                        NEWPORT NEWS SHIPBUILDING INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
            (INCLUDING ASSOCIATED SERIES A PARTICIPATING CUMULATIVE
                       PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                   652228107
                     (CUSIP Number of Class of Securities)

                           STEPHEN B. CLARKSON, ESQ.
                        NEWPORT NEWS SHIPBUILDING INC.
                            4101 WASHINGTON AVENUE
                            NEWPORT NEWS, VA 23607
                                (757) 380-2000

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                           -------------------------

                                With Copies to:
                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

         ------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Newport News Shipbuilding Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9, originally filed with the SEC on June 6, 2001 and as amended and supplemented prior to the date hereof (the "Northrop Grumman Schedule 14D-9"), with respect to the offer by Northrop Grumman to purchase all the issued and outstanding Shares of the Company. Capitalized terms not defined herein have the meanings assigned thereto in the Northrop Grumman Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     The "Background" section under Item 4 of the Northrop Grumman Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

     On November 6, the Company announced that that it has received a revised proposal from Northrop Grumman in which the "collar" used in determining the amount of Northrop Grumman Shares and cash to be received by Company stockholders would be adjusted so that Company stockholders would receive a value of $67.50 per share if the market value of Northrop Grumman common stock does not exceed $100 per share and is not less than $80 per share. The Company said that it has been advised by Northrop Grumman that the Northrop Grumman Board of Directors has approved this proposal.

     The Company also announced that it expects that the Company Board will meet on Wednesday, November 7, to consider the new Northrop Grumman proposal.


ITEM 9. EXHIBITS

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:


         (a)(5)(S) Text of press release issued by the Company, dated November 6, 2001.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        NEWPORT NEWS SHIPBUILDING INC.


                                           By:   /s/ STEPHEN B. CLARKSON

                                              Name:  Stephen B. Clarkson
                                              Title: Vice President,
                                                     General Counsel and
                                                     Secretary


Dated: November 6, 2001

                               INDEX TO EXHIBITS

Exhibit No.         Description
------------        --------------

(a)(1)              Not Applicable.

*(a)(2)             Letter to stockholders from William P. Fricks dated June 6,
                    2001.

(a)(3)              Not Applicable.

(a)(4)              Not Applicable.

*(a)(5)(A)          Letter dated May 8, 2001 from Kent Kresa to William P.
                    Fricks (filed as Exhibit (a)(5)(C) to the General Dynamics
                    Statement).

*(a)(5)(B)          Complaint filed by Patricia Heinmuller in the Court of
                    Chancery of the State of Delaware, in and for New Castle
                    County, on May 9, 2001 (filed as Exhibit (a)(5)(vii) to
                    Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(C)          Complaint filed by Ellis Investments, Ltd. in the Court of
                    Chancery of the State of Delaware, in and for New Castle
                    County, on May 10, 2001 (filed as Exhibit (a)(5)(viii) to
                    Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(D)          Complaint filed by David Bovie in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001 (filed as Exhibit(a)(5)(ix) to Amendment No.
                    2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(E)          Complaint filed by Efrem Weitschner, in the Court of
                    Chancery of the State of Delaware, in and for New Castle
                    County, on May 11, 2001 (filed as Exhibit (a)(5)(x) to
                    Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(F)          Complaint filed by Eric van Gelder, in the Court of
                    Chancery of the State of Delaware, in and for New Castle
                    County, on May 16, 2001 (filed as Exhibit (a)(5)(xi) to
                    Amendment No. 3 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(G)          Text of press release, dated June 6, 2001.

*(a)(5)(H)          Text of the June 2001, Volume 1 edition of the For Your
                    Benefit Newsletter, issued and distributed by the Company on June 6, 2001 (filed as Exhibit(a)(5)(M) to the General
                    Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(I)          Text of letter from Kent Kresa to William B. Fricks dated
                    June 15, 2001.

*(a)(5)(J)          Text of press release issued by Northrop Grumman, dated
                    June 21, 2001 (filed as Exhibit (a)(5)(G) to the Northrop
                    Grumman Schedule TO and incorporated herein by reference).

*(a)(5)(K)          Text of press release issued by General Dynamics, dated
                    June 25, 2001 (filed as Exhibit (a)(5)(xiv) to the General
                    Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(L)          Text of press release issued by the Company, dated
                    October 4, 2001.

*(a)(5)(M)          Text of letter from Kent Kresa to William B. Fricks, dated
                    October 4, 2001.

*(a)(5)(N)          Text of press release issued by the Company, dated
                    October 5, 2001.

*(a)(5)(O)          Text of press release issued by the Company, dated
                    October 23, 2001.

*(a)(5)(P)          Complaint filed by the U.S. Department of Justice with the
                    District Court for the District of Columbia on October 23,
                    2001 (filed as Exhibit (a)(5)(xxviii) to Amendment No. 21 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(Q)          Text of press release issued by the Company, dated October
                    26, 2001.

*(a)(5)(R)          Termination Agreement, dated October 26, 2001, between
                    General Dynamics and the Company.

(a)(5)(S)           Text of press release issued by the Company, dated
                    November 6, 2001.

*(e)(1)             Confidentiality Agreement between Northrop Grumman and the
                    Company.

(g)                 Not Applicable.

* Previously filed.

                                                             Exhibit (a)(5)(S)


[LOGO OMITTED]

NEWPORT NEWS
SHIPBUILDING
NEWS RELEASE
------------------------------------------------------------
CONTACT:    Joe Fernandes - Investor Relations    Jerri Fuller Dickseski - Media
            (757) 688-6400                        (757) 380-2341


                  NEWPORT NEWS SHIPBUILDING RECEIVES REVISED
                        PROPOSAL FROM NORTHROP GRUMMAN

     NEWPORT NEWS, Va. November 6, 2001 -- Newport News Shipbuilding (NYSE:
NNS) said that it has received a revised proposal from Northrop Grumman Corporation (NYSE: NOC) in which the "collar" used in determining the amount of Northrop Grumman Common Stock and cash to be received by Newport News stockholders would be adjusted so that Newport News stockholders would receive a value of $67.50 per share if the market value of Northrop Grumman Common Stock does not exceed $100 per share and is not less than $80 per share.

     Newport News said that it has been advised by Northrop Grumman that the Northrop Grumman Board of Directors has approved this proposal.

     Newport News said that it expects that its Board of Directors will meet on Wednesday, November 7, to consider the new Northrop Grumman proposal. The proposal is subject to the negotiation of a mutually satisfactory merger agreement. There can be no assurance that such an agreement will be reached.

     Newport News Shipbuilding designs and constructs nuclear-powered aircraft carriers and submarines for the U.S. Navy and provides life-cycle services for ships in the Navy fleet. The company employs 17,800 people and has annual revenues of approximately $2 billion. Visit NNS on the Web at http://www.nns.com.

     The Solicitation/Recommendation Statements, as amended, filed by Newport News Shipbuilding with the SEC with respect to the Northrop Grumman offer contains important information that should be read carefully before any decision is made with respect to the Northrop Grumman offer. Investors and security holders may obtain a free copy of the Solicitation/Recommendation Statements and other documents filed by Newport News Shipbuilding with the SEC at http://www.sec.gov. The Solicitation/Recommendation Statements and these other documents may also be obtained by contacting Newport News Shipbuilding Investor Relations at 757-688-6400.


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